Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

May 3, 2021

Mr. Nicholas Lamparski

Ms. Mara L. Ransom

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Re:	Chain Bridge I Amendment No. 1 to Registration Statement on Form S-1 Filed April 12, 2021 File No. 333-254502

Dear Mr. Lamparski and Ms. Ransom:

This letter is confidentially submitted on behalf of Chain Bridge I (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1, filed on April 12, 2021 (the “Registration Statement”), as set forth in the Staff’s letter dated April 28, 2021 to Michael Rolnick, the Company’s Chief Executive Officer (this “Comment Letter”). The Company is concurrently filing its Amendment No. 2 to Registration Statement on Form S-1 (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of this Comment Letter has been reproduced and italicized herein with the response below the numbered comment. Unless otherwise indicated, the page reference in the description of the Staff’s comment refers to the Registration Statement, and the page reference in the response refers to the Amended Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Registration Statement. The response provided herein is based upon information provided to Goodwin Procter LLP by the Company.

Amendment No. 1 to Registration Statement on Form S-1 filed April 12, 2021

Risk Factors

Risks Related to Our Operations

Our amended and restated memorandum and articles of association will..., page 72

1.       Please revise this risk factor to disclose that there is also a risk that the exclusive forum provision in your amended and restated memorandum and articles of association may result in increased costs for investors to bring a claim. Please also add this disclosure to your risk factor on page 68 concerning the exclusive forum provision in your warrant agreement.

Response to Comment No. 1: The Company respectfully advises the Staff that it has revised the disclosures on pages 68 and 72 of the Amended Registration Statement in response to the Staff’s comment.

Mr. Lamparski

Ms. Ransom

U.S. Securities and Exchange Commission

May 3, 2021

Underwriting (Conflicts of Interest), page 175

2.       We note your new disclosure that you have agreed to engage Cowen and Company, LLC, an underwriter of this offering, to provide financial advisory and placement agent services in connection with your initial business combination. Please include additional disclosure here, as well as in your risk factor disclosure and summary section, to address the following:

• The cost of these services, if known;

• Whether or not the fees are conditioned on the consummation of a business combination; and

• Potential conflicts of interest that Cowen and Company, LLC may have in providing these services (i) given the deferred underwriting compensation discussed elsewhere in the prospectus and (ii) given their affiliate, CB Co-Investment LLC, currently owns a substantial amount of your founder shares that would become worthless without an initial business combination.

Response to Comment No. 2: The Company respectfully advises the Staff that it has revised the disclosures on pages 12, 33, 35, 62, 101 and 175 of the Amended Registration Statement in response to the Staff’s comment.

* * * * *

Should you have any further comments or questions with regard to the foregoing, please contact the undersigned at (650) 752-3152.

Sincerely,
/s/ Daniel Espinoza, Esq.
Daniel Espinoza, Esq.

cc: Michael Rolnick, Chief Executive Officer, Chain Bridge I
Jocelyn Arel, Esq., Goodwin Procter LLP